Exhibit 99.2

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Brookfield



Brookfield Office Properties

Global Pure-Play Office Initiative

October 5, 2011



Forward Looking Statements

This corporate profile contains forward-looking statements and information within the meaning of applicable securities legislation, including statements about Brookfield Office Properties' beliefs and expectations relating to the proposed transactions and benefits that are expected to be realized as a result of the transactions. There can be no assurance that any of the proposed transactions will be consummated or that the anticipated benefits will be realized. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company's properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading "Business of Brookfield Properties – Company and Real Estate Industry Risks," and in the company's most recent interim report under the heading "Management's Discussion and Analysis." The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law. Unless otherwise indicated, the statistical and financial data in this document is presented as of June 30, 2010.

Table of Contents

Brookfield



Transition to "Global Office Pure-Play"

Strategic Repositioning

- Executing a strategy to consolidate ownership and operation of assets from a geographic model to a sector model
- Strategic rationale:
  - Special skill sets and operating methods within sectors that can be leveraged
  - Can capitalize on global relationships
  - Multiple discounts can be eliminated via pure-play and diversity
- Transactions:
  - **Creation of a Global Platform:** on September 27, 2010, Brookfield Office Properties ("BPO") completed the acquisition of an interest in Brookfield Asset Management's ("BAM") interest in 16 premier Australian office properties comprising 8 million square feet in Sydney, Melbourne and Perth, which are 99% leased
  - **Transition to "Pure-Play":** Announced the terms of the merger of BPO's residential operations with Brookfield Homes Corporation ("BHS") to form Brookfield Residential Properties Inc. ("BRPI") and plan to offer BPO's shares of BRPI to its shareholders after the merger



Global Platform

- On September 27, BPO closed on the acquisition of a portfolio of premier Australian properties:

(A$ in millions)	Sydney	Melbourne	Perth	Total	Develop[1]	Total	US$[3]
Properties	10	4	1	15	1	16	16
Gross asset value	$ 1,820	$ 930	$ 74	$ 2,824	$ 937	$ 3,761	$ 3,385
Associated debt [2]	(1,075)	(532)	(47)	(1,654)	(550)	(2,204)	(1,984)
Net equity	**$ 745**	**$ 398**	**$ 27**	**$ 1,170**	**$ 387**	**$ 1,557**	**$ 1,401**
Value per square foot				$ 624		$ 746	$ 671
Avg. terminal cap rate						7.3%	7.3%
Avg. discount rate						9.1%	9.1%
Unlevered IRR						~12.0%	~12.0%

1. *Includes City Square which is currently under construction (completed value of A$937 million with debt of A$550 million)*
2. *Includes debt at a loan-to-value of 57% at an average rate of 7.4%,working capital and minority interest*
3. *Converted at a rate of 1A$ = US$0.90*

- The transaction was funded from available liquidity and from a $560M subordinate acquisition facility from BAM (one-year term at Libor+300bps) which is intended to be repaid from the completion of a number of capital raising initiatives



Global Platform - Office

- The transcation has transformed BPO into the only publicly listed Class-A office company that has:
  - a presence in four of the world's most important developed countries
  - a scalable asset management model to service global tenants

	U.S. [1]	Canada	Status Quo	Australia[2]	Global
Properties	62	31	93	15	108
Sq. ft. (000s)	47,651	22,037	69,688	7,161	76,849
Proportionate sq. ft. (000s)	35,275	12,297	47,572	4,070	51,642
Portfolio vacancy	6.1%	3.1%	5.2%	0.7%	4.8%
Value (million)	$ 11,221	$ 3,884	$ 15,105	$ 2,542	$ 17,647
Value per sq. ft.	$ 318	$ 316	$ 318	$ 624	$ 342
Unlevered IRR (discount rate)	8.6%	7.3%	8.3%	9.1%	8.4%
Terminal cap. Rate	6.6%	6.5%	6.6%	7.3%	6.7%
Implied going-in cap. rate[3]	6.8%	6.5%	6.7%	6.7%	6.7%
Average in-place net rents	$ 24.52	$ 23.93	$ 24.39	$ 43.11	$ 26.16

1. Excludes Blackstone managed properties.
2. Converted at a rate of 1A$ = US$0.90
3. Based on 'cash' net operating income



Brookfield

Global Platform - Development

- In addition to the office portfolio, the acquisition included a 972,000 sq. ft. active development site in Perth which is 72% pre-leased to BHP Billiton, with leases pending for the balance of the office space
  - Expected completion in Q2 of 2012

	Pipeline				Active
	U.S.	CDN	U.K.	Status Quo	Australia[1]
Development sites	7	5	1	13	1
Developable sq. ft. (000s)	9,657	4,227	820	14,704	972
Proportionate sq. ft. (000s)	8,575	3,301	410	12,286	972
Current Value (millions)	$ 350	$ 121	$ 69	$ 540	$ 443
Value per sq. ft.	$ 41	$ 37	$ 168	$ 44	$ 456
Active development statistics:					
Pre-leased					72%
Construction loan[2] (million)					$ 495
Value on completion (million)					$ 843
Value per sq. ft.					$ 867
Est. stabilized NOI (million)					$ 61

1. *Converted at a rate of 1A$ = US$0.90*
2. *Currently A$105 million ($95 million) is drawn on a A$550 million ($495 million) facility*

BPO's Global Reach


Edmonton
Calgary
Canada
Toronto
Ottawa
Vancouver
Boston
United States
New York
Washington
Minneapolis
Los Angeles
Denver
Houston
London
Perth
Australia
Sydney
Melbourne
Head Offices
Regional Operations

Pure-Play

- The repositioning of BPO into a "pure-play" office company includes the sale of its residential development platform
- BPO Residential, a land and housing development business with operations in Alberta, Texas and Colorado ("Carma") and other operations in Ontario, will be merged with BHS to create BRPI
- BPO will receive proceeds of $1.2 billion consisting of:
  - At closing: shares of BRPI valued at $515 million and notes of C$480 million ($450 million);
  - Prior to closing: Expected cash distributions of $217 million of which $177 million has already been received
- To complete the transition to a "pure-play", BPO will offer to its shareholders rights ("rights offering") to acquire the shares of BRPI at $10 per share which reflects the value attributed to BPO Residential for purposes of the transaction
  - The rights offering will remain open for 30-days and the rights will be listed on both the NYSE and the TSX
  - Shareholders will be able to trade these rights or exercise the rights resulting in ownership of BRPI
  - BAM has agreed to subscribe for its pro rata portion of the shares of BRPI and to acquire any shares of BRPI that are not otherwise subscribed for in the rights offering at the same price. BAM will not receive any consideration for this standby commitment
- Transaction is expected to close in January 2011



"Repositioned" Balance Sheet

- The transactions will simplify BPO's balance sheet and preserve flexibility for future growth:

	Status Quo [1]	+ Australia[2]	− Residential	= Global Pure-Play
Commercial properties	$ 15,105	$ 2,542		$ 17,647
Commercial developments[3]	540	443		983
Residential development	1,220		(1,220)	-
Notes receivable	-		450	450
Accounts receivable and other	1,411		(402)	1,009
Cash and equivalents[4][5]	891	(1,401)	732	222
Assets	**$ 19,167**	$ 1,584	$ (440)	**$ 20,311**
Commercial debt[3][4]	$ 8,510	$ 1,534		$ 10,044
Residential debt [4]	328		(328)	-
Payables and other	1,440		(112)	1,328
Preferred equity	1,921			1,921
Non-controlling interests	255	50		305
Common equity	6,713			6,713
Liabilities and Equity	**$ 19,167**	$ 1,584	$ (440)	**$ 20,311**
Debt to total assets	**46%**			**49%**

1. Summary balance sheet at June 30, 2010 prepared on a proportionate basis
2. Converted at a rate of 1A$ = US$0.90
3. Includes City Square at current value of A$492 million ($443 million) and development debt of A$105 million ($95 million).
4. Adjusted to reflect liquidity generated for the transaction
5. Net of BAM acquisition facility

"Repositioned" Earnings

- Annualized earnings may decrease as a result of higher yielding (but more volatile) residential earnings being traded for more stable property earnings
- If the transaction had taken place at the beginning of 2010 our FFO guidance would be impacted as follows:

		FFO			
	Equity	Including Gains		Excluding Gains	
FFO at midpoint guidance[1]	$ 6,713	$ 680	$ 1.28	$ 630	$ 1.18
Acquisition of Australia Assets [2]	(1,401)	90	0.18	90	0.18
Sale of Residential operations[1]	1,182	(120)	(0.24)	(120)	(0.24)
Other cash sources	219	(10)	(0.02)	(10)	(0.02)
Pro-forma FFO [3]	**$ 6,713**	**$ 640**	**$ 1.20**	**$ 590**	**$ 1.10**
FFO multiple of current price:					
Pre-transaction			12.8 X		13.9 X
Post-transaction			13.7 X		14.9 X

Assumptions used in determining "repositioned" earnings

1. *The primary assumptions used for the 2010 mid-point of this guidance range were:*
   a) *portfolio-wide average rental rates consistent with 2009;*
   b) *commercial net operating income growth on a same property basis of approximately 1%;*
   c) *similar margins on residential land sales and increased margins on home sales as compared to 2009 with 2010 sales volume of approximately 2,000 lots and 950 homes; and*
   d) *an exchange rate that assumes $0.95 United States to $1.00 Canadian and a LIBOR rate of 1.50%.*
2. *Converted at a rate of 1A$ = US$0.90 and assumes a going-in cap rate of 6.7%, straight-line rent, debt at a loan to value of 57%, an average interest rate of 7.4% and capitalized interest on the equity invested in City Square*
3. *Pro-forma to reflect 2010 guidance adjusted for repositioning transactions as if they had taken place at January 1, 2010*

"Repositioned" Value Leveraged to Office

- BPO's residential platform would have to trade at a
  - 1.4x multiple of book value (11x multiple of earnings) to equal the value of the Australian portfolio at a 6.0% cap rate
  - 1.8x multiple of book value (15x multiple of earnings) to equal the value of the Australian portfolio at a 5.0% cap rate


5.00%
5.50%
6.00%
6.50%
7.00%
7.50%
Commercial Cap Rate
1.8
1.6
1.4
1.1
0.9
0.7
Multiple of Book Value
$1,000
$1,100
$1,200
$1,300
$1,500
$1,600
$1,700
$1,900
$2,100
$2,300
$2,500
Value (in millions)

Key Metrics of Repositioning

- **BPO's international diversification** – United States, Canada and Australia with initial investment in the UK
- **Quality portfolio** – 108 operating properties totaling 77 million square feet
- **High occupancy** – 95.2%
- **Low annual lease rollover** over next 3 years – annual average of 4.9%
- **Long average lease duration** – 7.3 years
- **Quality tenant base** – average rated tenant "A" rating [1]
- **Internal growth** – average in-place net rent is 9% below current market
- **Development pipeline** – 15.7 million square foot development-ready pipeline



KPMG Tower
Sydney

[1] Among tenants that are credit-rated

Brookfield



Australia Acquisition



Investment Thesis

- Current strategy of owning high quality assets in North America's most dynamic markets can be effectively deployed in select developed economies around the world
- Expansion to Sydney, Melbourne and Perth, Australia, will generate more stable and growing returns than new and existing North American markets owing to:
  - The Australian economy which is poised for greater growth than North American economies
  - Typical Australian office lease contracts which have 3% to 4% annual fixed rent step-ups
  - Tenant synergies that can be leveraged in other gateway cities in developed countries such as Australia



Investment Thesis

- Acquisition of the Australian portfolio (referred to as "Brookfield Office Properties Australia" or "BOPA") is an integral part of BPO's international growth strategy
  - Adds a large, complementary property portfolio of high-quality assets
  - Expands geographic footprint in an attractive new high-growth market
  - The assembly of a similar portfolio and platform would be costly, difficult to replicate and has greater risk
- BOPA and the Australian management team can be used as platform for growth
  - Australian REITs own real estate assets in multiple sectors (i.e. office, residential, retail and industrial) and geographies. Retrenchment to home turf and pure-play expected
  - Provides combination of strong operating base and proven management team to grow in existing and possibly new markets
- Premier property strategy should be rewarded with premium pricing

Australia Economic Landscape

- The global financial crisis has been less severe in Australia and its economy avoided recession
- As the world's economies begin to emerge from the global economic downturn, the Australian economy is in a stronger position than any other advanced economy
- Driving the economy is a rich commodity resource base and, given proximity, a strong trading relationship with Asia
- Asia is expected to experience the highest rates of growth over the next several decades and according to the IMF, within 5 years, Asia's economy will be about 50 percent larger than it is today, accounting for more than one-third of global output
- Australia's financial system is strong, stable and well supervised. Four of the ten highest-rated banking groups are Australian
- Australia's government entities are amongst the strongest in the developed world with limited deficits and the expectations of reaching budget surplus by 2012-2013
- Australia has a strong and growing pipeline of investment projects that will boost investment over the coming years

Annual Rent Increases

- 85% of BPO's leases in Australia are structured with fixed annual rent increases that average 4%
  - Over the average life of our in-place leases this will result in a $70M increase in NOI and a significant increase in cap-rate over "going-in" of 6.7%


9.0%
8.5%
8.0%
7.5%
7.0%
6.5%
Cap Rate
80.0
64.0
48.0
32.0
16.0
-
Contractual NOI Growth ($)
1
2
3
4
5
6
7
8
9
Years



Long Term Leases

- Average lease term of 8 years provides for durable and sustainable cash flows
- Approximately 10% of portfolio is expiring in next 2 years providing an opportunity to capture strengthening market rents
  - Mark-to-market opportunities with average in-place net rent of A$48 / sq. ft. vs. market rate of A$51 / sq. ft.
- 85% of portfolio subject to fixed rent reviews with an average increase of 4% per annum

Rollover Exposure [1]


0.7%
0.2%
5.5%
4.1%
2.0%
3.4%
11.9%
13.5%
58.7%
Vacant
2010
2011
2012
2013
2014
2015
2016
2017+

[1] *Excludes City Square*



Brookfield

Diversified, quality tenant base with strong credit ratings

Diversification of income important in minimizing risk

Top 10 tenants comprise ~74% of portfolio area (1)



24%
9%
7%
7%
6%
6%
5%
4%
4%
2%
Government
BHP Billiton
Commonwealth Bank
Macquarie
PwC
KPMG
E&Y
Insurance Australia Group
National Australia Bank
Mallesons Stephen Jaques

Credit rating of top 10 tenants ~74% of portfolio area



Other 25%
AAA 33%
A 27%
AA 15%

Tenant sector diversity of total portfolio (by area)



Other 16%
Banking & Finance 27%
Professional Services 24%
Resources 9%
Government 24%

1 *Includes City Square*

Industry Leading Occupancy

- Portfolio is 99.3% occupied, well in excess of market average of 92.7%[1]
- Quality, well-located office buildings
- Track record of maintaining high occupancy
- Strong tenant relationships

Portfolio occupancy vs. market average


Portfolio
Market
99.1%
92.1%
99.4%
93.7%
100.0%
92.3%
Sydney
Melbourne
Perth

[1] *Total vacancy in Sydney, Melbourne and Perth CBD office stock, Q2 2010. Source: Jones Lang LaSalle Market Research Q2, 2010.*



Property Profile

(Square feet in 000's)	Number of Properties	Leased %	Office	Retail	Leasable	Parking	Total	Owned Interest %	Leasable Own %	Total Own %
SYDNEY										
Darling Park Complex	1	97.7%	1,203	–	1,203	82	1,285	30%	361	386
Macquarie Bank Building	1	100.0%	355	–	355	36	391	100%	355	391
E&Y Centre Sydney (1)	1	100.0%	732	–	732	55	787	50%	366	394
IAG House	1	100.0%	417	–	417	11	428	50%	209	214
KPMG Tower	1	100.0%	301	–	301	15	316	50%	151	158
American Express House (1)	1	100.0%	161	–	161	10	171	100%	161	171
World Square Retail and Car Park	1	98.3%	–	174	174	74	248	50%	87	124
ATO World Square	1	100.0%	248	–	248	29	277	50%	124	139
NAB House	1	99.1%	430	–	430	31	461	25%	108	115
King Street Wharf Retail	1	100.0%	–	61	61	–	61	100%	61	61
	10	**99.1%**	**3,847**	**235**	**4,082**	**343**	**4,425**		**1,983**	**2,153**
MELBOURNE										
Southern Cross East (2)	1	100.0%	864	–	864	133	997	100%	864	997
Southern Cross West	1	99.2%	509	–	509	–	509	50%	255	255
Bourke Place	1	98.7%	704	–	704	106	810	43%	303	348
Defence Plaza (1)	1	100.0%	205	–	205	9	214	100%	205	214
	4	**99.4%**	**2,282**	**–**	**2,282**	**248**	**2,530**		**1,627**	**1,814**
PERTH										
Bishops See South Tower	1	100.0%	192	–	192	14	206	50%	96	103
TOTAL OFFICE - OPERATING	**15**	**99.3%**	**6,321**	**235**	**6,556**	**605**	**7,161**		**3,706**	**4,070**
City Square – Perth (Development)	1	72.0%	926	–	926	46	972	100%	926	972
TOTAL - ALL	**16**	**–**	**7,247**	**235**	**7,482**	**651**	**8,133**		**4,632**	**5,042**

1 *Property held through the Prime Property Fund. BPO own ca 68% economic interest in the Prime Property Fund.*

2 *25% of the property is held through the Prime Property Fund and 75% is held directly by BAM. BPO owns an effective 92% economic interest in the property.*



Sale of Residential Operations

Residential Operations - Transaction

- BPO Residential's operations will be combined with BHS to form BRPI
  - Will have total assets of approximately $2.5 billion, active in 10 markets with over 100,000 lots controlled
  - Combined equity value of approximately $1 billion
  - Sixth largest residential platform by land and housing assets in North America
- Following the closing of the transaction in January 2011, BPO will have successfully disposed of all of its residential interests for proceeds of approximately $1.2 billion including expected distributions prior to closing:

	Pre- Transaction Close	Upon Close	Total
Shares of BRPI (1)	$ -	$ 515	$ 515
Promissory notes (C$480 million) (2)	-	450	450
Cash (3)	217	-	217
	$ 217	$ 965	$ 1,182

(1) Pre-completion of the rights offering
(2) Assuming an exchange rate of $1 = C$1.066
(3) Consists of $217 million of expected distributions prior to end of year of which $177 million has already been received

Residential Operations - Consideration

- After consideration of $217 million of expected distributions, the residential operations were valued at $965M
  - $515 million worth of shares of BRPI
  - $450 million (C$480 million) promissory note
- BPO will receive $515 million worth of shares of BRPI which it will offer to its shareholders through a rights-offering
  - BAM has agreed to acquire all shares that are not otherwise subscribed for in the rights offering, thereby ensuring BPO will successfully dispose of its residential interests and receive full proceeds
- Promissory notes issued by Brookfield Residential will be unsecured obligations divided into two tranches:
  - A C$265 million senior note: 6.5% fixed interest rate, payable in full on December 31, 2015 with C$50 million being paid on account of principal in 2012, 2013, 2014
  - A C$215 million junior subordinated note which will bear a fixed rate of 8.5% and will be payable in full on December 31, 2020
    - BPO will be entitled to sell the junior note to BAM at par on January 1, 2016 and each anniversary thereafter ,or at any time upon an event of default or change of control (maintenance fee for this “put” right will be 200 bps per annum on the amount outstanding under junior note)

Residential Operations - Valuation

- Primary method used to value the business was a discounted cash flow analysis
- Value was reviewed by BPO's independent committee and BHS's independent committee with advise from its financial advisor
- Financial advisor issued a fairness opinion and concluded that the aggregate consideration to be received by BPO following completion of each of the contemplated merger and rights offering in connection with BPO's disposition of BPO's residential businesses is fair
- In addition to the discounted cash flow analysis, BPO's financial advisor approached value for a number of alternative perspectives, including:
  - Comparable company analysis
  - Precedent transaction analysis
  - Review of equity research value estimates and trading price activity

Brookfield



Frequently Asked Questions

Brookfield

Frequently Asked Questions - Australia

Question	Response
Why convert BPO into a pure-play global office company?	‣ The transactions will position BPO as the only publicly listed Class-A office company that has: ✓ A significant presence in some of the world's most important developed countries (US, Canada, Australia, UK) ✓ A scalable asset management platform servicing global tenants ✓ One of the highest quality collections of office assets in the developed world ‣ BPO has experienced tenant synergies that can be leveraged in international gateway cities through: ✓ Relationships we have with major corporations which are in our buildings, such as global financial firms, accounting firms, consultants, oil companies, etc. ✓ Reputation of providing best-in-class work environments ‣ BPO should benefit from premium pricing relative to its peers
Describe the process to ensure that fair value was paid?	‣ BPO formed an independent committee which retained separate financial and legal advisors to assist in the assessment of the transaction ✓ No platform premium was paid ✓ All properties were independently appraised by third party appraisers ✓ The opportunity to acquire, in a single transaction, an Australian office portfolio comparable in size and quality to the portfolio acquired is extremely rare and unprecedented in Australia outside public market M&A activities



Frequently Asked Questions - Australia

Question	Response
The price per square foot seems high relative to North America	▸ The price is a function of the in-place rental streams ✓ The average in place rent in the Australia portfolio is $43.11 psf which is 77% higher than the average in-place rent in North America of $24.39 psf ✓ 85% of BPO's leases in Australia are structured with fixed annual rent increases that average 4%
Did you acquire a direct interest in the portfolio?	▸ BPO's interest in the portfolio was acquired through a Total Return Swap entitling BPO to the net cash flows and any changes in the value of the properties ✓ This structure preserves the benefit of property-level financing and allows for efficient transfer of this portfolio at a future date into a different ownership entity, e.g. public vehicle or private fund in order to continue BPO's asset management strategy ✓ BPO is the property manager and will make or approve all significant decisions relating to the properties, including refinancings and other decisions relating to the property debt ✓ BPO will be responsible for additional capital requirements and will be entitled to any proceeds from refinancings from the properties ✓ BPO has an option to acquire the properties at anytime

Frequently Asked Questions - Residential

Question	Response
Why would you sell your residential holdings now?	▸ Executing a strategy to consolidate ownership and operation of assets from a geographic model to a sector model ▸ Strategic rationale: ✔ Special skill sets and operating methods within sectors that can be leveraged ✔ Multiple discounts can be eliminated via pure-play and diversity ▸ Equity markets, through their valuation of the residential platform within BPO, have provided little incentive to re-invest in the residential operations as result of valuations that cap the business at book value ▸ Since the spin-off of BHS in 2003 BPO's residential holdings have: ✔ Earned $1.1 billion of which $750 million was reinvested into the business, and the balance of $350 million was paid to BPO in dividends. When combined with the sale BPO will receive total cash proceeds of $1.3 billion on its investment and an earned IRR of 28%

Brookfield

Frequently Asked Questions - Residential

Question	Response
Why merge with Brookfield Homes vs. executing same spin-out strategy as BHS in 2003?	▸ Execution of the same spin-out strategy as pursued with BHS would not attract a long term shareholder base given there are few public land and housing companies focused on the Canadian market ▸ BPO believes that pursuing a merger with BHS was the best execution and all shareholders have the opportunity, through the rights offering, to participate in the ownership of the combined company which will benefit from: ✓ Diversification, exposure to the energy resource driven Western Canadian economy and increased exposure to U.S. housing recovery ✓ Stronger balance sheet with increased financial flexibility, a lower cost of capital and increased access to capital ✓ Balanced real estate platform with land holdings in attractive and dynamic markets across North America ✓ Management team that has worked together in the past that can quickly leverage best-in-class operating skills across the platform ✓ Sixth largest residential platform in North America

Frequently Asked Questions - Residential

Question	Response
Describe the governance process to ensure that fair value was received?	‣ Formed an independent committee which retained its own financial and legal advisors ‣ Financial advisor issued a fairness opinion and concluded that ✔ The aggregate consideration to be received by BPO following completion of each of the contemplated merger and rights offering in connection with BPO's disposition of BPO's residential businesses is fair ‣ Financial advisor spent a significant amount of time with management including visits to the markets and specific assets. In addition, their methodology approached value for a number of perspectives, including: ✔ Discounted cash flow analysis ✔ Comparable company analysis ✔ Precedent transaction analysis ✔ Review of equity research value estimates and trading price activity



Brookfield

Frequently Asked Questions - Residential

Question	Response
Why was an "auction" not held?	▸ In 2003, BPO decided against including its Western Canada based operations as part of the spin-out of BHS given its strategic focus on land development was different from BHS' focus on housing at that time ▸ Since 2000, there have only been a limited number of precedent transactions in the homebuilder space ✔ The most relevant comparable transaction in the current environment was Centex's acquisition of Pulte Homes in 2009 which resulted in Pulte Homes' shareholders receiving consideration of 1.0x book value which is comparable to the consideration received by BPO ▸ BPO has not received any expressions of interest since announcing its intentions to dispose of its residential holdings on July 30, 2010 ✔ The Canadian market today does not have any homebuilders or land developers with capacity to acquire Carma and no major U.S. homebuilder competes in the Canadian market ✔ The aggregate consideration received by BPO represents ~27% of the equity value of the largest US homebuilders (~$3.5 billion of equity)
Explain the consideration received by BPO	▸ BPO contributed its Residential Business to BRPI in consideration for approximately 50.7% of BRPI's as converted common shares and C$480 million ($450 million) face amount of BRPI loan notes. ✔ BPO will offer shareholders rights to acquire BPO's BRPI shares on a pro-rata basis at $10 per share ✔ BAM is providing a "stand-by commitment" which will result in BPO receiving $515 million of cash consideration



Brookfield

Frequently Asked Questions - Residential

Questions	Response
What are the terms of the loan notes?	▸ The C$480 million ($450 million) unsecured loan note split into two tranches ▸ C$265 million senior note due December 31, 2015 ✔ 6.5% interest rate, payable quarterly, and provides fixed amortization, with C$50 million being payable on the last business day of each of 2012, 2013 and 2014 and the balance of C$115 million payable on December 31, 2015. ▸ C$215 million junior note due December 31, 2020 ✔ 8.5% interest rate ✔ BPO will be entitled to sell the junior note to BAM at par beginning January 2016 or earlier upon an event of default or change of control of BRPI (maintenance fee for this "put" right will be 200 bps per annum on the amount outstanding under junior note), resulting in BPO receiving BAM credit for the junior note and an effective interest rate of 6.5%.
What are the terms of the Rights Offering?	▸ BPO will offer BPO shareholders the right to acquire BPO's BRPI shares, on a pro-rata basis at $10 per share ✔ The rights offering ("RO") will remain open for 30-days and the rights will be listed on both the NYSE and the TSX ✔ Shareholders will be able to trade these rights or exercise the rights resulting in ownership of BRPI ✔ BAM is providing a "stand-by commitment" to purchase all BRPI shares held by BPO not subscribed for in the RO

Brookfield



Additional Information



Senior Management Team

Name	Position	Phone
Ric Clark	President & CEO	(212) 417-7063
Bryan Davis	CFO	(212) 417-7166
Dennis Friedrich	President & CEO, U.S. Commercial Operations	(212) 417-7032
Paul Schulman	COO, U.S. Commercial Operations	(212) 417-2475
Tom Farley	CEO, Canadian Commercial Operations CEO, Australia Commercial Operations (1)	(416) 369-2706
Jan Sucharda	President & COO, Canadian Commercial Operations	(416) 369-6095
Kurt Wilkinson	COO, Australia Commercial Operations	+61 (2) 9322-2402
Alan Norris	President & CEO, Residential Development Operations	(403) 231-8905
Melissa Coley	Vice President, Investor Relations	(212) 417-7215

(1) *For a transitional period*



Analyst Coverage

COMPANY	NAME	PHONE	NAME	PHONE
BMO Nesbitt Burns	Karine MacIndoe	(416) 359-4269	Garreth MacRae	(416) 359-6769
Canaccord Adams	Shant Poladian	(416) 869-6595	Yashwant Sankpal	(416) 869-3643
CIBC World Markets	Alex Avery	(416) 594-8179		
Citigroup	Michael Bilerman	(212) 816-1383	Josh Attie	(212) 816-1685
Cowen & Company	James Sullivan	(646) 562-1380	Michael Gorman	(646) 562-1381
Credit Suisse	Andrew Rosivach	(415) 249-7942		
Deutsche Bank	John Perry	(212) 250-4912	Vincent Chao	(212) 250-6799
Goldman Sachs	Jay Habermann	(917) 343-4260	Sloan Bohlen	(212) 902-2796
Green Street Advisors	Michael Knott	(949) 640-8780	John Stewart	(949) 640-8780
ISI Group	Steve Sakwa	(212) 446-9462	Ian Weissman	(212) 446 -9461
JP Morgan	Anthony Paolone	(212) 622-6682	Joseph Dazio	(212) 622-6416
National Bank Financial	Jimmy Shan	(416) 869-8025		
RBC Capital Markets	Neil Downey	(416) 842-7835	Tyler Bos	(416) 842-4123
Scotia Capital Markets	Mario Saric	(416) 863-7824		
Stifel Nicolaus	John Guinee	(443) 224-1307	Erin Aslakson	(443) 224-1350
TD Newcrest	Sam Damiani	(416) 983-9640	Maurice Choy	(416) 983-4406
UBS	Ross Nussbaum	(212) 713-2484		

Brookfield